SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005

DAIMLERCHRYSLER AG

(Translation of registrant’s name into English)

EPPLESTRASSE 225, 70567 STUTTGART, GERMANY

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                              ]

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statements Nos. 333-123535 and 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934 and 333-86936) of DaimlerChrysler AG

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.	Press Release: Significant increase in DaimlerChrysler’s third-quarter operating profit to €1.8 billion (+38%)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management’s current views with respect to future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” and “should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; the successful implementation of the CORE program by the Mercedes Car Group and the new business model for smart; supply interruptions of production materials, resulting from shortages, labor strikes or supplier insolvencies; the resolution of pending governmental investigations; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

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Contact		Press Information
Thomas Fröhlich	+49 (0)7 11/17-9 33 11
Date
October 25, 2005

Significant increase in DaimlerChrysler’s third-quarter operating profit to €1.8 billion (+38%)

•   Group revenues up 9% to €38.2 billion

•   Net income of €755 million (Q3 2004: €951 million)

•   Earnings per share of €0.74 (Q3 2004: €0.94)

•   Excluding charges related to realignment of the smart business model, Group operating profit for full year still expected to increase slightly compared with 2004 (€5.8 billion)

Stuttgart/Auburn Hills - DaimlerChrysler (stock-exchange abbreviation DCX) recorded an operating profit of €1,838 million in the third quarter, compared with €1,332 million in the same period of last year. All of the automotive divisions contributed to this positive development.

The Group posted third-quarter net income of €755 million (Q3 2004: €951 million). The increase in operating profit was partially offset by higher income-tax expenses and financial expenses. Last year’s third quarter net income was positively influenced by a tax-free income from the sale of the interests in Hyundai Motor Company. Earnings per share amounted to €0.74, compared with €0.94 in the third quarter of 2004.

Compared with last year’s third quarter figures, DaimlerChrysler increased its worldwide unit sales by 9% to 1.2 million vehicles.

As a result of the higher unit sales, DaimlerChrysler’s third-quarter revenues increased by 9% to €38.2 billion.

Details of the divisions in the third quarter of 2005

The Mercedes Car Group’s third-quarter unit sales of 310,900 vehicles were 6% higher than in 2004. Revenues reached €12.5 billion (+3%).

Operating profit surpassed the prior-year level at €436 million (Q3 2004: €304 million), continuing its positive earnings trend. The better profitability was due in particular to the new products and the efficiency-improving measures.

The positive effects on earnings from increased unit sales were partially offset by the unfavorable model mix due to the S-Class model changeover.

The Chrysler Group’s worldwide third-quarter retail sales increased by 13% to 736,200 vehicles. Global unit sales (factory shipments) were 12% above the prior-year quarter, totaling 663,400 vehicles.

Revenues rose by 12% to €12.9 billion; when measured in US dollars the increase was also 12%.

As a result of increased shipments, the Chrysler Group continued its positive earnings development by posting an operating profit of €310 million in a difficult market environment (Q3 2004: €217 million). The positive effects were partially offset by a slight negative net pricing.

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The Commercial Vehicles Division once again increased unit sales in the third quarter with sales of 210,400 vehicles surpassing the high level of Q3 2004 by 9%. Revenues also continued their rise to €10.6 billion (+15%).

The division continued the positive trend of this year and increased its third-quarter operating profit from €159 million to €498 million.  The result for Q3 2004 was impacted by expenses related to the quality measures and recall campaigns at Mitsubishi Fuso Truck and Bus Corporation (MFTBC).

The Financial Services division posted an operating profit of €408 million, compared with €412 million in the prior-year quarter. The stable earnings situation in the third quarter was primarily due to the continuing positive development of risk costs partially offset by a higher level of interest rates, especially in the United States, and lower charges from the involvement in Toll Collect (€15 million; Q3 2004: €119 million).

Other Activities achieved a third-quarter operating profit of €242 million, compared with €258 million in 2004.

Outlook for full-year 2005

Earnings in full-year 2005 will be impacted above all by the less favorable dollar-euro exchange rate and hedging rates than in the prior year, as well as by increases in raw-material prices. An additional factor is that over the next twelve months, DaimlerChrysler expects to incur costs of €950 million in connection with workforce adjustments at the Mercedes Car Group. Most of this expense is expected to be recorded in the fourth quarter of 2005.

DaimlerChrysler assumes that the expenditure for headcount reductions will be offset by income from special items and improvements in the ongoing business. Therefore, the earnings guidance for

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full-year 2005 remains unchanged: The Group continues to expect a slight increase in operating profit compared with the prior year (€5.8 billion), excluding charges related to the realignment of the smart business model.

This document contains forward-looking statements that reflect management’s current views with respect to future events. The words "anticipate,” „assume,” „believe,” „estimate,” „expect,” „intend,” „may,” „plan,” „project” and „should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; the successful implementation of the CORE program by the Mercedes Car Group and the new business model for smart; supply interruptions of production materials, resulting from shortages, labor strikes or supplier insolvencies; the resolution of pending governmental investigations; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

Further information from DaimlerChrysler is available on the internet at: www.media.daimlerchrysler.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

By:	/s/ ppa.	Robert Köthner
	Name:	Robert Köthner
	Title:	Vice President
Chief Accounting Officer

By:	/s/ i.V.	Silvia Nierbauer
	Name:	Silvia Nierbauer
	Title:	Director

Date: October 25, 2005